Exhibit 99.1

Ninetowns Schedules Second Quarter 2005 Results Conference Call

Monday July 25, 9:01 am ET

BEIJING, July 25 /Xinhua-PRNewswire/ -- Ninetowns Digital World Trade Holdings Limited (Nasdaq: NINE - News) announced today that it will hold a conference call with investors and analysts on August 11, 2005 at 8:30 p.m. in Beijing to discuss results for the Company’s second quarter 2005. This will be 8:30 a.m. on August 11, 2005 in New York.

The news release announcing the second quarter 2005 results will be disseminated before the Nasdaq stock market opens on August 11, 2005 in New York.

The dial-in number for the live audio call beginning at 8:30 p.m. Beijing time on August 11, 2005 (8:30 a.m. in New York on August 11, 2005) is +1-201-689-8560. A live webcast of the conference call will be available on Ninetowns’ website at http://www.ninetowns.com/english.

A replay of the call will be available immediately following the call through 11:59 a.m. on August 18, 2005 in Beijing (11:59 p.m. in New York on August 17, 2005) by telephone at +1-201-612-7415 and through http://www.ninetowns.com/english. The account number to access the call replay is 3055 and the conference ID number is 162606.

About Ninetowns Digital World Trade Holdings Limited

Ninetowns is a PRC software company that enables enterprises and trade-related PRC government agencies to streamline the import/export process in China. Through its scalable enterprise software products, Ninetowns’ clients have the ability to automate import/export processing over the Internet, which is a more cost-effective and efficient alternative to the traditional paper-based method.

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,’’ ‘‘will,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘project’’ or ‘‘continue’’ or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

For more information, please contact:

Lisa Zheng, Investor Relations,
Ninetowns Digital World Trade Holdings Limited
Tel:	+86-10-6588-2256

Email: ir@ninetowns.com

David Pasquale, EVP,
The Ruth Group
Tel:	+1-646-536-7006
Email: dpasquale@theruthgroup.com

Source: Ninetowns Digital World Trade Holdings Limited